April 11, 2014

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Sands Capital Emerging Markets Growth Fund (the “Fund”), a series of Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Dear Ms. Dubey:

On behalf of the Fund, this letter is being filed with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on March 24, 2014. Those comments reflect the SEC staff’s review of the Fund’s registration statement on Form N-1A (the “Registration Statement”) filed on February 7, 2014 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended.  We appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and each comment is followed by the Fund’s response.

Cover Page

1.              Please delete references to Classes A, B, and C.

Response:                                        The Fund has made the requested change.

Summary Prospectus — The Fund’s Fees and Expenses

2.              In the “Comparative Fee Table”, since the Fund’s share classes do not have sales charges consider deleting the following line items from Shareholder Fees: Maximum Sales Charge (Load) Imposed on Purchases and Maximum Deferred Sales Charge (Load).

Response:                                        The Fund has removed the line items.

3.              In footnote 2 to the table, please provide an example of expenses that would be excluded from  waived or reimbursed fees as “other expenditures which are capitalized in accordance with generally accepted accounting principles.”

Response:                                        The Fund respectfully declines to provide an example of these expenses because they are generally extraordinary expenses that the Fund does not expect to incur in the foreseeable future. As a result, such disclosure would not be helpful to investors and would significantly increase an already lengthy footnote.

4.              Confirm that the expense limitation agreement referenced in footnote 2 will be filed as an exhibit to this filing’s post-effective amendment.

Response:                                        The Fund confirms that the expense limitation agreement will be filed as an exhibit to this filing’s post effective amendment.

Summary Prospectus — The Fund’s Principal Investment Strategies

5.              The Fund’s principal investment strategy currently says it “invests, under normal market conditions, at least 80% of its net assets (including borrowing for investment purposes) in equity and equity-

related securities issued by companies in ‘emerging’ or ‘frontier’ market countries” (the 80% Policy). The definition of “equity-related securities” includes low-exercise-price options. Please confirm if these options are part of the 80% Policy and, if so, how they are valued for purposes of meeting that policy. We may have more comments after reviewing your response.

Response:                                        Low-exercise-price options that provide exposure comparable, in the judgment of the sub-adviser, to investments in equity securities are taken into account for purposes of the 80% Policy.  Options are typically valued at their market value.  The Fund will not typically use notional amounts for calculating the value of options for purposes of the 80% Policy, unless the notional amount is market value.

6.              Both this section and the section titled “Investment Strategies and Risks” in the prospectus state that the Fund’s 80% policy is a non-fundamental investment policy that can be changed by the Board of Trustees upon 60-day prior notice to shareholders.  Please consider whether this statement is necessary in this section since it is also elsewhere in the prospectus.

Response:                                        Upon consideration, the Fund has decided to remove this statement from the summary prospectus but maintain it in the prospectus.

7.              This section defines “emerging” and “frontier” market companies as “companies of any size that: are organized under the laws of, or maintain their principal place of business in, an emerging or frontier market country; have securities that are principally traded in such countries; or derive at least 50% of revenues or profits from, or have at least 50% of their assets in, such countries.” In your response letter please explain how these factors demonstrate the business has economic ties to the country.

Response:                                        The Fund has added additional disclosure regarding the criteria for identifying emerging and frontier market countries.  The Fund considers all of the factors as a whole for purposes of assessing whether a portfolio company has economic ties to a country.  The Fund believes that a company’s principal place of business, principal trading market, and the level of its assets and revenues exposed to a country are each indicia of economic ties to a country. Typically more than one of these factors will be present.

Summary Prospectus — The Fund’s Principal Risks

8.              The Fund’s principal investment strategies section references participatory notes and options. Please consider adding risk disclosure relating to these investments.

Response:                                        The Fund has made the requested change.

Prospectus — Investment Strategies and Risks

9.              In the subsection titled “Can the Fund Depart From its Principal Investment Strategies” the Fund discloses its temporary defensive purposes policy. Please amend the disclosure to track the language in Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:                                        The Fund has made the requested change.

10.       In the subsection titled “Does the Fund Have Other Investment Strategies in Addition to its Principal Investment Strategies” the Fund discusses its investments in other investment companies. Please consider whether an “Acquired Funds Fee Expense” (“AFFE”) line item should be added to the Fund’s Comparative Fee Table in its summary prospectus.

Response:                                        The Fund does not expect that such fees and expenses relating to these investments will exceed 0.01 percent (one basis point) of average net assets of the Fund.

Therefore, the Fund will include these fees and expenses, if any, under the subcaption “Other Expenses” in lieu of adding the AFFE line item.

Prospectus — The Fund’s Management

11.       In the opening paragraph to the subsection titled “Sub-Advisors and Portfolio Managers”, please consider using language that tracks Item 5’s definition of portfolio managers.

Response:                                        The Fund has made the requested change.

Statement of Additional Information — Permitted Investments and Risk Factors

12.       Pursuant to Item 16(b) of Form N-1A, this section should contain nonprincipal investment strategies and risks of the Fund. If principal investment strategies are included, distinguish between principal and nonprincipal strategies, if possible.

Response:                                        This Statement of Additional Information (“SAI”) applies to eight series of the Touchstone Strategic Trust (the “Trust”), including the Fund. It is the Trust’s practice to include only nonprincipal strategies in the SAI. However, due to the number and variety of funds in this SAI it is possible that nonprincipal strategies of some funds may be principal strategies of others. As a result, the Trust does not find it practical to try and distinguish between the principal and nonprincipal strategies of each series in this SAI.

Statement of Additional Information — Investment Limitations

13.       The first set of each of the fundamental and nonfundamental investment limitations applies to all of the funds except the Touchstone Focused Fund. Please verify that these limitations apply to all other funds (except the Touchstone Focused Fund), especially the diversification policy.

Response:                                        The Trust confirms that each of the first set of fundamental and nonfundamental investment limitations apply to all funds except the Touchstone Focused Fund. Currently, the disclosure relating to the fundamental diversification limitation says the limitation applies only to diversified funds. This is correct. But there are nondiversified funds included in this SAI. The Trust has added a point of clarification to make it clear that the diversification limitation does not apply to either the Touchstone Large Cap Growth Fund or the Touchstone Sands Capital Emerging Markets Growth Fund. These funds are already excluded pursuant to the current disclosure, but the Trust believes this point of clarification will make this exclusion more apparent.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at (513) 629-2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com	Cc:	Terrie A. Wiedenheft

Exhibit A

April 11, 2014

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Sands Capital Emerging Markets Growth Fund (the “Fund”), a series of Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Dear Ms. Dubey:

In connection with the Fund’s response to oral comments received from the Commission staff on March 24, 2014, with respect to the staff’s review of the Fund’s Registration Statement on Form N-1A, previously filed on February 7, 2014, the Fund is providing the following representations, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Fund may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Fund, at (513) 629-2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer